NO ACT PE 2/6/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025504

February 10, 2012

Received SEC
FEB 10 2012
Washington, DC 20549

Andrew A. Gerber
K&L Gates LLP
andrew.gerber@klgates.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Re: Bank of America Corporation

Dear Mr. Gerber:

This is in regard to your letter dated February 6, 2012 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System, and the New York City Board of Education Retirement System; Maryknoll Fathers and Brothers; the Illinois State Board of Investment; the UAW Retiree Medical Benefits Trust; the Sisters of Charity of Saint Elizabeth; Missionary Oblates of Mary Immaculate; the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System; the AFL-CIO Reserve Fund; the SEIU Master Trust; Catholic Healthcare West; Neva R. Goodwin; Maryknoll Sisters of St. Dominic, Inc.; and the Benedictine Sisters of Virginia for inclusion in Bank of America's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Bank of America will include the proposal in its proxy materials, and that Bank of America therefore withdraws its January 9, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

William R. Atwood
Illinois State Board of Investment
180 North LaSalle Street, Suite 2015
Chicago, IL 60601

Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

Sister Barbara Aires, SC
Sisters of Charity of Saint Elizabeth
baires@scnj.org

Gianna McCarthy
State of New York Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue-31st Floor
New York, NY 10017

Daniel F. Pedrotty
Director
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

Eunice Washington
Director of Benefit Funds/Counsel
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107

K&L|GATES

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202

T 704.331.7400 www.klgates.com

February 6, 2012

Andrew A. Gerber
D 704.331.7416
F 704.353.3116
andrew.gerber@klgates.com

VIA E-MAIL
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Withdrawal of No-Action Letter Request for Stockholder Proposal Submitted by the Comptroller of the City of New York as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System and as custodian of the New York City Board of Education Retirement System (collectively, the "NY Systems") and Multiple Co-filers**

Ladies and Gentlemen:

In a letter dated January 9, 2012 (the "No-Action Request Letter"), as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested that the staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission not recommend any enforcement action if the Corporation omitted the proposal (the "Proposal") submitted by the NY Systems and the multiple co-filers identified in the No-Action Request Letter (collectively, the "Proponents") from the Corporation's proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

The No-Action Request Letter stated that the Proposal could be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicated a previously submitted proposal (the "PCUSA Proposal") from the Board of Pensions of the Presbyterian Church (U.S.A.) ("PCUSA") and multiple co-filers (collectively, the "PCUSA Proponents") that was expected to be included in the proxy materials for the 2012 Annual Meeting. Each of the PCUSA Proponents designated the Presbyterian Church (U.S.A.) as the lead filer of the PCUSA Proposal.

Attached as Exhibit A are copies of the letters dated January 18, 2012 and February 2, 2012 (the "Withdrawal Letters") from the PCUSA stating that the PCUSA Proponents have decided to voluntarily withdraw the PCUSA Proposal. Each of the PCUSA Proponents is copied on the Withdrawal Letter dated February 2, 2012. In reliance on the Withdrawal Letters, the Corporation ***will not include the PCUSA Proposal*** in its proxy materials for the 2012 Annual Meeting. Accordingly, the basis upon which the Corporation intended to exclude the Proposal (i.e., Rule 14a-8(i)(11)) is no longer available.

In view of that, the Corporation intends to include the Proposal in its proxy materials for the 2012 Annual Meeting and hereby withdraws the No-Action Request Letter relating to the Corporation's ability to exclude the Proposal from its proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-331-7416 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Andrew A. Gerber

Andrew A. Gerber

cc: Craig T. Beazer
The Proponents:
Michael Garland, City of New York Office of the Comptroller
Father Joseph P. La Mar, M.M, Maryknoll Fathers and Brothers
William R. Atwood, Illinois State Board of Investment
Meredith Miller, UAW Retiree Medical Benefits Trust
Sister Barbara Aires, SC, The Sisters of Charity of Saint Elizabeth
Rev. Séamus P. Finn, OMI, The Missionary Oblates of Mary Immaculate
Gianna McCarthy, The Comptroller of the State of New York
Brandon Rees, AFL-CIO Reserve Fund
Eunice Washington, SEIU Master Trust
Susan Vickers, RSM, Catholic Healthcare West
Neva R. Goodwin c/o Farha-Joyce Haboucha, Rockefeller Financial Asset Management
Catherine Rowan, The Maryknoll Sisters of St. Dominic, Inc.
Sister Henry Marie Zimmermann, OSB, Benedictine Sisters of Virginia
The PCUSA Proponents:
Rev. William Somplatsky-Jarman, Board of Pensions Presbyterian Church (U.S.A.)
Patricia Zerega, Board of Pensions Evangelical Lutheran Church in America
Shirley Peoples, Calvert Investment Management, Inc.
Sr. Valerie Heinonen, Mercy Investment Services, Inc. and Dominican Sisters of Hope

K&L|GATES

EXHIBIT A

See attached.

GENERAL ASSEMBLY MISSION COUNCIL
PRESBYTERIAN CHURCH (U.S.A.)
COMPASSION, PEACE AND JUSTICE

VIA FAX (646) 834-9973 and REGULAR MAIL

February 2, 2012

Mr. Craig T. Beazer
Bank of America Corporation
50 Rockefeller Plaza
New York, NY 10020

RE: Withdrawal of 2012 Shareholder Proposal on Mortgage Servicing

Dear Mr. Beazer:

Following a productive dialogue with representatives of Bank of America, and a commitment to future conversations, the filers (copied below) have decided to withdraw the shareholder proposal on mortgage servicing included in our letter to you dated October 27, 2011.

While we anticipate that the future dialogues will be productive, we reserve the right to resubmit a similar resolution in the future.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman, Coordinator
Social Witness Ministries

Cc: Rev. Brian Ellison, Chairperson
Committee on Mission Responsibility Through Investment
Mr. Conrad Rocha, Vice Chairperson
Committee on Mission Responsibility Through Investment
Office of Chief Counsel, Division of Corporate Finance
U.S. Securities and Exchange Commission
Sr. Valerie Heinonen, Mercy Investment Services, Inc., and Dominican Sisters of Hope
Ms. Shirley Peoples, Calvert Investment Management
Ms. Patricia Zerega, Evangelical Lutheran Church in America

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

GENERAL ASSEMBLY MISSION COUNCIL

COMPASSION, PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA FAX (704) 409-0350 and REGULAR MAIL

January 18, 2012

OFFICE OF THE

JAN 23 2012

CORPORATE SECRETARY

Ms. Jennifer Bennett, Associate General Counsel
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

RE: 2012 Shareholder Proposal on Mortgage Servicing

Dear Ms. Bennett:

Following a productive dialogue with representatives of Bank of America, and a commitment to future conversations, we have decided to withdraw the shareholder proposal on mortgage servicing included in our letter to you dated October 27, 2011.

While we anticipate that the future dialogues will be productive, we reserve the right to resubmit a similar resolution in the future.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman, Coordinator
Social Witness Ministries

Cc: Rev. Brian Ellison, Chairperson
Committee on Mission Responsibility Through Investment
Mr. Conrad Rocha, Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. Dr. Samuel E. Roberson, General Presbyter/Stated Clerk
Presbytery of Charlotte
Office of Chief Counsel, Division of Corporate Finance
U.S. Securities and Exchange Commission

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

K&L | GATES

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202

T 704.331.7400 www.klgates.com

Andrew A. Gerber
D 704.331.7416
F 704.353.3116
andrew.gerber@klgates.com

January 9, 2012

VIA E-MAIL
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Stockholder Proposal Submitted by the Comptroller of the City of New York as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Teachers' Retirement System and as custodian of the New York City Board of Education Retirement System (collectively, the "NY Systems") and Multiple Co-filers**

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

On November 18, 2011, the Corporation received a proposal and supporting statement dated November 15, 2011 (the "Proposal") from the NY Systems for inclusion in the proxy materials for the 2012 Annual Meeting. Subsequent to receipt of the Proposal, the Corporation received proposals that are identical to the Proposal from multiple co-filers with the NY Systems identified at the end of this letter. The NY Systems and its co-filers are collectively referred to as the "Proponent." The Proposal is attached hereto as **Exhibit A** (including co-filer submissions). The 2012 Annual Meeting is scheduled to be held on or about May 9, 2012. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2012.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. An explanation of why the Corporation believes that it may exclude the Proposal; and

2. A copy of the Proposal.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2012 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation's Board of Directors

> have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates a previously submitted proposal by the Board of Pensions of the Presbyterian Church (U.S.A.) (the "PCUSA Proposal") that will be included in the proxy materials for the 2012 Annual Meeting.

Rule 14a-8(i)(11) permits exclusion of a stockholder proposal from a company's proxy materials that substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Securities Exchange Act Release No. 34-12598* (July 7, 1976). The Division has consistently concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See JPMorgan Chase & Co.* (March 14, 2011) ("*JPMorgan 2011-1*") and *see, e.g., Pacific Gas & Electric Co.* (February 1, 1993). In addition, where one proposal incorporates the elements of a later proposal, the later proposal may be excluded under Rule 14a-8(i)(11). *See Bank of America Corporation* (March 14, 2011) ("*Bank*

of America 2011"), *Bank of America Corporation* (February 24, 2009) ("*Bank of America 2009*") and *Honeywell International, Inc.* (February 15, 2008) ("*Honeywell International*").

The PCUSA Proposal dated October 27, 2011, which will be included in the Corporation's proxy materials for the 2012 Annual Meeting, was submitted to the Corporation by the Board of Pensions of the Presbyterian Church (U.S.A.) (the "PCUSA") on October 28, 2011, a date which precedes the November 18, 2011 submission of the Proposal.

The PCUSA Proposal requests the Board of Directors

> to oversee development and enforcement of policies to ensure that loans that are in default or foreseeable default are modified by the similar methods for the same loan types for loans owned by BAC and for those serviced for others, whether serviced directly or by subservicers, subject to valid constraints of pooling and servicing agreements, and report policies and results to shareholders by October 30, 2012.

As discussed below, because the principal thrust of the Proposal is identical to that of the PCUSA Proposal – increased disclosure of the Corporation's loan modification practices – the Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates the PCUSA Proposal. Furthermore, as was the case in *JPMorgan 2011-1* discussed further below, both the Proposal and the PCUSA Proposal's core issues relate to the respective proponent's concerns with respect to alleged widespread deficiencies in the foreclosure and modification processes for real estate loans and both seek a report to stockholders on the Corporation's loan modification practices.

In *JPMorgan 2011-1*, a proposal submitted by the Comptroller of the City of New York requesting that JPMorgan's board have its audit committee "conduct an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, and to report to shareholders its findings and recommendations" was found excludable as it substantially duplicated a proposal previously submitted to the company by the PCUSA that requested "the Board of Directors to oversee development and enforcement of policies to ensure that the same loan modification methods for similar loan types are applied uniformly to both loans owned by the corporation and those serviced for others . . . ." The Division found that the Comptroller of the City of New York's proposal substantially duplicated the PCUSA's proposal under Rule 14a-8(i)(11).

JPMorgan 2011-1 is especially instructive as not only are the core topics of the proposals the same as those of the Proposal and the PCUSA Proposal – remedying alleged widespread deficiencies in the foreclosure and modification processes for real estate loans and increased

disclosure of loan modification practices – but the proposals in *JPMorgan 2011-1* are also nearly identical in language to the Proposal and the PCUSA Proposal and were submitted by the same proponents, the Comptroller of the City of New York and the PCUSA. As the Division found the proposal submitted by the Comptroller of the City of New York in *JPMorgan 2011-1* excludable, so, too, should the Division find the Proposal excludable in the present case given the nearly identical topics, language and proponents with *JPMorgan 2011-1*.

We further note that in *Citigroup Inc.* (March 2, 2011) ("*Citigroup* 2011") and *Bank of America 2011*, a proposal identical to the Comptroller of the City of New York's proposal in *JPMorgan 2011-1* was not excludable under Rule 14a-8(i)(7) because the proposal related to "widespread deficiencies in the foreclosure and modification processes for real estate loans." Likewise, in a separate letter, from JPMorgan Chase & Co. (March 14, 2011) ("*JPMorgan 2011-2*"), the company argued that the proposal submitted by the PCUSA (i.e., the first proposal in *JPMorgan 2011-1*) could be excluded under Rule 14a-8(i)(7). In denying the company's request, the Division stated in "view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans" the proposal could not be considered a matter of ordinary business under Rule 14a-8(i)(7). In these 2011 precedent no action letters, the Division found that the core issues and principal thrust of the Comptroller of the City of New York and the PCUSA proposals to be the same (i.e., matters relating to "widespread deficiencies in the foreclosure and modification processes for real estate loans").

Based on the similarities of (i) the proposals submitted by the Comptroller of the City of New York in 2011 to Citigroup, Bank of America and JPMorgan to the current Proposal and (ii) the proposal submitted by PCUSA in 2011 to JPMorgan to the current PCUSA Proposal, combined with the Division's findings in *Citigroup 2011*, *Bank of America 2011* and *JPMorgan 2011-2*, as well as the direct precedent provided in *JPMorgan 2011-1*, we believe the Division has, in essence, already found the Proposal to be substantially duplicative of the PCUSA Proposal.

Further illustration of substantial duplication may be found in *Bank of America 2011* in which a proposal requested that the audit committee of the corporation "conduct an independent review of the company's internal controls related to loan modifications, foreclosures and securitizations," and a second proposal requested that "the board publish a special report to shareholders on the company's residential mortgage loss mitigation policies and outcomes and the company's policies and procedures to ensure that the company does not wrongly foreclose on any residential property." The Division concurred that the second proposal could be excluded under Rule 14a-8(i)(11) because it was substantially duplicative of the first proposal. The relevant portion of the first proposal and the second proposal in *Bank of America 2011* clearly addressed the same issue – information regarding the corporation's mortgage servicing

operations, foreclosure mitigation efforts and foreclosure process.[1] Although the language varied, both proposals, in one form or another, called for a report regarding (i) internal controls over mortgage servicing operations; (ii) discussion of the corporation's participation in mortgage modification programs to prevent residential foreclosures; and (iii) discussion of the corporation's procedures to prevent legal defects in the processing of affidavits related to foreclosure. Likewise, although the Proposal uses differing terminology and makes slightly different requests, it shares the same principle thrust as the PCUSA Proposal – increased disclosure of the Corporation's loan modification practices.

Bank of America 2009 is also instructive. In this instance, one proposal sought to have the company "implement specified executive compensation reforms that impose limitations on senior executive compensation." The second proposal requested a policy requiring "senior executives to retain a significant percentage of shares acquired through equity compensation programs until two years following termination of their employment . . . ." The Division concurred that the second proposal could be excluded under Rule 14a-8(i)(11) because it was substantially duplicative of the first proposal.

The relevant portion of the first proposal and the second proposal in *Bank of America 2009* clearly addressed the same issue – adoption of a 75% hold-to-retirement policy. Although the first proposal included additional compensation reforms, and in effect entirely subsumed the second proposal, the relevant portions of the two proposals differed only slightly in implementation methodology. The first proposal urged the adoption of a "strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards." The second proposal urged the adoption of a "policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise)." The second proposal further recommended that the Compensation and Benefits Committee of the Corporation's Board "not adopt a percentage lower than 75% of net after-tax shares." Although there were variances on the specific terms of implementation, such as additional references to a two-year period and "net after-tax shares" in the second proposal, the two proposals in *Bank of America 2009* shared the

[1] In *Bank of America 2011*, the Division denied the Corporation's request to exclude the first proposal under Rule 14a-8(i)(7) and noted that the first proposal related to "widespread deficiencies in the foreclosure and modification processes for real estate loans." However, in finding that the second proposal was substantially duplicative of the first proposal, the Division implicitly found that the second proposal had the same principal thrust and simialry also related to "widespread deficiencies in the foreclosure and modification processes for real estate loans."

same "principal thrust" or "principal focus," and, thus, were found to be substantially duplicative by the Division, notwithstanding their slightly different terminology.

In *Honeywell International, Inc.* (February 15, 2008) *("Honeywell International"),* one proposal requested the adoption of a five part "executive compensation plan" that included: (i) the establishment of compensation targets for annual and long-term incentive pay components at or below the peer group median; (ii) that majority of target long-term compensation be paid through performance vested, not simply time vested, equity awards; (iii) strategic rationale and relative weighting of financial and non-financial performance metrics; (iv) established performance targets for each financial metric relative to the performance of peer companies; and (v) limits on the payments under the annual and performance-vested long-term incentive components to when the company's performance metrics exceeds peer group median performance. Another proposal requested that "75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based." The Division found that the second proposal could be excluded in *Honeywell International* because it was substantially duplicative of the first proposal. *See also, Wyeth* (January 21, 2005) (the second proposal was subsumed by the first proposal and was found to be substantially duplicative).

The core issues and principal thrust of the Proposal and the PCUSA Proposal are the same – increased disclosure of the Corporation's loan modification practices. The PCUSA Proposal seeks development and enforcement of and a report on the uniform application of loan modification practices. Similarly, the Proposal would require a review of and report on "the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations." Both proposals indicate or imply that the Corporation should reduce foreclosures and modify a greater volume of mortgage loans. Both supporting statements also express concern for delinquent homeowners and discuss the Corporation's processing of loan modifications/foreclosures. The differences between the Proposal and the PCUSA Proposal are *de minimis* and relate to scope rather than the core issues.

Furthermore, the Division has a long established history of concluding that even substantive differences in implementation methodology do not alter the core issues and principals that are the standard for determining substantial duplication. In *Centerior Energy Corporation* (February 27, 1995), four compensation-related proposals were submitted as follows: (i) place ceilings on executives' compensation, tie compensation to the company's future performance and cease bonus and stock option awards; (ii) freeze executive compensation; (iii) reduce management size, reduce executive compensation and eliminate bonuses; and (iv) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the . . . proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four Centerior proposals were substantially duplicative.

In *BellSouth Corporation* (January 14, 1999) *("BellSouth")*, one proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative. *See also, Pacific Gas & Electric Company* (February 1, 1993).

Although the Proposal contains differences in implementation methodology from the PCUSA Proposal, such differences do not alter the core issues and principles that are the standard for determining substantial duplication. Even though the Proponent focuses its supporting statement on the issues and incentives it sees around the foreclosure process, and the PCUSA focuses its supporting statement on specific types of preferred modifications and the need for consistent application of modification practices, both proposals have the same principal thrust – increased disclosure of the Corporation's loan modification practices. Both the Proposal and the PCUSA Proposal seek for the Corporation to increase its use of loan modifications and the transparency of the modification/foreclosure process. The differences between the Proposal and the PCUSA Proposal relate to manner of implementation or scope and do not relate to the proposals' core issues, which makes the Proposal substantially duplicative of the PCUSA Proposal.

As the Corporation plans to include the PCUSA Proposal in its proxy materials for the 2012 Annual Meeting, based on the foregoing discussion, and particularly the virtually identical precedent provided by the Division in *JPMorgan 2011-1*, the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(11) because it substantially duplicates the PCUSA Proposal that was previously submitted to the Corporation.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2012 Annual Meeting. Based on the Corporation's timetable for the 2012 Annual Meeting, a response from the Division by February 3, 2012 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-331-7416 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Andrew A. Gerber

Andrew A. Gerber

cc: Craig T. Beazer
Michael Garland, City of New York Office of the Comptroller
Father Joseph P. La Mar, M.M, Maryknoll Fathers and Brothers
William R. Atwood, Illinois State Board of Investment
Meredith Miller, UAW Retiree Medical Benefits Trust
Sister Barbara Aires, SC, The Sisters of Charity of Saint Elizabeth
Rev. Séamus P. Finn, OMI, The Missionary Oblates of Mary Immaculate
Gianna McCarthy, The Comptroller of the State of New York
Brandon Rees, AFL-CIO Reserve Fund
Eunice Washington, SEIU Master Trust
Susan Vickers, RSM, Catholic Healthcare West
Neva R. Goodwin c/o Farha-Joyce Haboucha, Rockefeller Financial Asset Management
Catherine Rowan, The Maryknoll Sisters of St. Dominic, Inc.
Sister Henry Marie Zimmermann, OSB, Benedictine Sisters of Virginia

K&L|GATES

EXHIBIT A

See attached.

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

OFFICE OF THE
NOV 18 2011
CORPORATE SECRETARY

November 15, 2011

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower, 214
North Street, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Bank of America Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from

consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Very truly yours,

Michael Garland
Executive Director for Corporate Governance

MC/ma

Enclosures

Bank of America Corp. – Board Review Foreclosure 2012

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

BNY MELLON
ASSET SERVICING

November 15, 2011

To Whom It May Concern

Re: Bank of America **Cusip#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 15, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 9,295,538 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 15, 2011

To Whom It May Concern

Re: Bank of America **Cusip#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 15, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	4,898,549 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

November 15, 2011

To Whom It May Concern

Re: Bank of America **Cusip#: 06050510401**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 15, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	1,541,968 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

OFFICE OF THE
DEC 1 - 2011
CORPORATE SECRETARY

November 29, 2011

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Teachers' Retirement System, and custodian of the New York City Board of Education Retirement System. (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to co-sponsor the enclosed proposal that was submitted to the Company by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "Funds") for the consideration and vote of stockholders at the Company's next annual meeting.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Bank of America Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will collaborate with the "Funds"

to withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Sincerely,

Michael Garland
Executive Director for Corporate Governance

MG/ma

Enclosures

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Bank of America **Cusip#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System	8,693,952 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Bank of America **Cusip#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System	480,828 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

OFFICE OF THE

NOV 2 1 2011

CORPORATE SECRETARY

Fathers & Brothers
MARYKNOLL

Fathers and Brothers • *Catholic Foreign Mission Society of America, Inc.*
Corporate Social Responsibility
PO Box 305 • Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 • Fax (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

November 19, 2011

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower, 214
North Street, NC 1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

I write to you on behalf of the Maryknoll Fathers and Brothers to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

The Maryknoll Fathers and Brothers are beneficial owners of 190 shares of stock. Proof of ownership is included. We will retain these shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the City of New York, Office of the Comptroller. We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact Mr. Michael Garland at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Sincerely,

Father Joseph P. La Mar, M.M
Assistant CFO
Coordinator of Corporate Responsibility

CC:
Mr. Michael Garland
ICCR

Enclosures:
Bank of America – Board Review Foreclosure - 2012
Proof of Ownership

BOARD REVIEW FORECLOSURE - 2012

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30,2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating

a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

ILLINOIS STATE BOARD OF INVESTMENT
180 North LaSalle Street, Suite 2015
Chicago, Illinois 60601
(312) 793-5718

OFFICE OF THE
NOV 2 3 2011
CORPORATE SECRETARY

November 18, 2011

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower, 214
North Street, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Morgensen:

I write to you on behalf of the Illinois State Board of Investment ("ISBI"), a commingled fund that invests on behalf of the State Employees' Retirement System of Illinois, Judges' Retirement System of Illinois and the General Assembly Retirement System of Illinois.

As you are aware, the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "Systems") submitted a shareholder proposal to your attention on November 15, 2011. ISBI is co-filing with the Systems on the proposal and therefore presents the enclosed resolution for the consideration and vote of stockholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

A letter from State Street Bank & Trust certifying ISBI's ownership, for over a year, of shares of Bank of America Corporation common stock is enclosed. ISBI intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

Consistent with the communication of the Systems, should the Board of Directors decide to endorse its provision as corporate policy, ISBI will withdraw the resolution from consideration at the annual meeting. If you have any questions or comments on this matter, please feel free to contact me at 180 N. LaSalle St., Suite 2015, Chicago, IL 60601; phone (312) 793-5710.

Sincerely,

ILLINOIS STATE BOARD OF INVESTMENT

William R. Atwood
Executive Director

Enclosures.

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

UAW RETIREE
Medical Benefits Trust

November 28, 2011

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

The purpose of this letter is to inform you that the UAW Retiree Medical Benefits Trust (the "Trust") is co-sponsoring the resolution submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, on November 15, 2011, for inclusion in Bank of America Corporation's (the "Company") 2012 proxy statement. A copy of the resolution is attached.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2012 annual meeting.

Please contact me at (734) 929-5789, ext. 210, or via email at mamiller@rhac.com, if you have any questions.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Enclosure

301 N. Main Street, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-929-5789 • Fax: 734-929-5859

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

OFFICE OF THE

NOV 2 8 2011

CORPORATE SECRETARY

November 22, 2011

Mr. Brian Monahan, CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Monahan,

The Sisters of Charity of Saint Elizabeth are concerned about our Company's practices in the residential mortgage loan business. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders as an independent review as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 500 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with the City of New York, Office of Comptroller, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.
SBA/an

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

BOARD REVIEW FORECLOSURE - 2012

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30,2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating

a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

November 23, 2011

Mr. Brian Moynihan, CEO
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

FAX: 704-386-4578

Dear Mr. Moynihan:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners shares in Bank of America. Verification of our ownership of this stock is enclosed from State Street Bank and Trust Company which is listed on page 6 of the DTC list. Their DTC number is 0997. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about our Company's practices in the residential mortgage loan business, so we request that the Board of Directors report to shareholders as an independent review as described in the attached proposal.

I have been authorized to notify you or our intention do co-sponsor this resolution with the City of New York, Office of Comptroller, for consideration by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. If they decide to withdraw the resolution, they may do so on our behalf.

If you should desire to oppose the adoption of this proposal by the stockholders, please include in the Corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

BOARD REVIEW FORECLOSURE - 2012

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30,2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating

a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 28, 2011

Ms. Lauren A. Mogenson
Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, North Carolina 28255

Dear Ms. Mogenson:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Bank of America Corporation of his intention to co-sponsor the enclosed shareholder proposal, with the New York City Pension Funds, for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Bank of America Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

Please feel free to contact me at (212) 681-4489 should you have any further questions on this matter.

Very truly yours,

Gianna McCarthy
gmm:jm
Enclosures

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 29, 2011

Sent by Facsimile and UPS

OFFICE OF THE

DEC 1 - 2011

CORPORATE SECRETARY

Lauren A. Mogensen, Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Bank of America Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting") as a co-filer with the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 7391 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-5152.

Sincerely,

D.F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio
Attachment

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

SEIU
Stronger Together

November 30, 2011

BY REGULAR MAIL AND EMAIL
lauren.morgensen@bankofamerica.com

OFFICE OF THE

DEC 1 - 2011

CORPORATE SECRETARY

Ms. Lauren A. Morgensen
Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street, NC1-027-20-05
Charlotte, NC 28255

Re: The SEIU Master Trust

Dear Ms. Morgensen:

In my capacity as Director of Benefit Funds for the SEIU Master Trust (the "Trust"), I write to give notice that pursuant to the 2011 proxy statement of the Bank of America Corporation (the "Company"), the Trust intends to co-file the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting).

The New York City Employees' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "Systems") submitted a shareholder proposal to your attention on November 15, 2011. SEIU Master Trust is co-filing with the Systems on the proposal and therefore presents the enclosed resolution for the consideration and vote of stockholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

Consistent with the communication of the Systems, should the Board of Directors decide to endorse its provision as corporate policy, the SEIU Master Trust will withdraw the resolution from consideration at the annual meeting. If you have any questions or comments on this matter, please feel free to contact Steve Abrecht at 202-730-7051 or the Master Trust's address.

Sincerely,

Eunice Washington
Director of Benefit Funds/Counsel

Enclosure
cc: Stephen Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate: (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% o9f their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

Catholic Healthcare West

November 29, 2011

OFFICE OF THE

DEC 1 - 2011

CORPORATE SECRETARY

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower, 214
North Street, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

Catholic Healthcare West is a shareholder of Bank of America Corp. stock. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Catholic Healthcare West, in collaboration with the City of New York, Office of the Comptroller which is the custodian and trustee of the New York City Employees Retirement System (NYC Pension Funds), hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2012 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West has held over $2000.00 worth of Bank of America Corp. stock for more than one year and will continue to hold shares in the company through the 2012 stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Michael Garland, City of New York, Office of the Comptroller
Julie Wokaty, Interfaith Center on Corporate Responsibility

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 telephone
415.438.5724 fax

chwHEALTH.org

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

OFFICE OF THE

DEC 1 - 2011

CORPORATE SECRETARY

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020

November 29, 2011

Ms. Lauren A. Mogensen
Bank of America Corporation
Hearst Tower
214 North Tryon Street, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

I, Neva R. Goodwin, am the beneficial owner of 588 shares of Bank of America stock.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The proposal requests Bank of America's Board to have its audit committee conduct an independent review of its internal controls related to residential mortgage loan modifications, etc. and report to shareholders the results of that review by September 30, 2012.

I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Bank of America shares and intend to maintain ownership of the required number of shares through the 2012 annual meeting. I have been a shareholder for more than one year, have held over $2,000 worth of stock and I will have my custodian provide verification of my ownership position.

The Comptroller of the City of New York has been designated as the primary filer on this resolution and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this resolution.

Please copy all correspondence regarding this proposal to both Farha-Joyce Haboucha, Managing Director, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, jhaboucha@rockco.com, and to Michael Garland, Executive Director for Corporate Governance, One Center Street, Room 629, New York, NY 10007, mgarlan@comptroller.nyc.gov.

Thank you for your attention to this matter.

Sincerely,

Neva R. Goodwin

Neva R. Goodwin

Encl.
cc: Michael Garland

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 30.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 30, 2011

OFFICE OF THE
DEC 1 - 2011
CORPORATE SECRETARY

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower
214 South Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Dear Mr. Mogensen,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Bank of America Corp. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Michael Garland representing the New York City Employees Retirement System (212-669-2517). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

Foreclosure
2012 – Bank of America Corp.

RESOLVED, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30,2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement: Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 28, 2011

OFFICE OF THE

DEC 05 2011

CORPORATE SECRETARY

Ms. Lauren A. Mogensen
Corporate Secretary
Bank of America Corporation
Hearst Tower, 214
North Street, NC1-027-20-05
Charlotte, NC 28255

Dear Ms. Mogensen:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on Board Review Foreclosure. In brief, the proposal states: Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30,2012.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Comptroller of the City of New York. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 4600 shares of Bank of America stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Michael Garland of the Comptroller of the City of New York who can be reached at 212-669-2517 or at mgarlan@comptroller.nyc.gov. If agreement is reached, Michael Garland as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

BOARD REVIEW FORECLOSURE - 2012

Resolved, shareholders request that the Bank of America (the "Company") Board of Directors have its Audit Committee conduct an independent review of the Company's internal controls related to residential mortgage loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2012.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; and (b) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Supporting Statement

Widespread irregularities in the mortgage securitization, servicing and foreclosure practices at large banks, including missing or faulty documentation and possible fraud, have harmed homeowners and exposed the Company to extraordinary legal and regulatory scrutiny.

"Faulty mortgages and foreclosure abuses have cost the nation's five largest home lenders at least $65.7 billion" since 2007, according to Bloomberg (9/16/11), "and new claims may push the industrywide total to twice that amount."

Experts have testified to Congress that perverse financial incentives are a root cause of the problems because they discourage servicers from acting in the best interests of mortgage investors, as is required, resulting in (a) wrongful and unnecessary foreclosures and (b) costly mortgage repurchases from investors due to breaches of representations and warranties.

A federal interagency review completed in April 2011 of the 14 largest mortgage servicers, including the Company, found foreclosure process weaknesses so severe that they had "an adverse effect on the functioning of the mortgage markets" and posed "significant risk to the safety and soundness of mortgage activities."

Federal regulators specifically "identified certain deficiencies and unsafe or unsound practices" in the Company's residential mortgage servicing and in its "initiation and handling of foreclosure proceedings."

The interagency review, however, "was limited to the management of foreclosure practices and procedures, and was not, by its nature, a full scope review of the loan modification or other loss-mitigation efforts," according to an FDIC statement.

The state attorneys general from nearly 50 states who are reportedly negotiating a $25 billion settlement with large banks to address improper foreclosure practices have also reportedly conducted few, if any, in-depth investigations.

The Dodd-Frank Act empowers the Consumer Financial Protection Bureau to regulate abusive acts and practices, as well as those that are unfair or deceptive, an expansion of bank regulation that creates additional mortgage-related compliance risks for the Company.

These are among the reasons that shareholders cast 39.5% of their votes in favor of a substantially similar proposal calling for an independent review of mortgage and foreclosure practices at the Company's 2011 annual meeting.

In September 2011, a year after extensive mortgage irregularities first surfaced, the acting head of the CFPB said the misaligned incentives that led to the "pervasive and profound" mortgage problems still persist.

We believe an independent review is necessary to reassure shareholders that the Company's mortgage-related compliance controls are robust.